                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                          Grove Real Estate Asset Trust
                                (Name of Issuer)

         Common Shares of Beneficial Interest, par value $0.01 per share
                         (Title of Class of Securities)

                                   399613-10-8
                                 (CUSIP Number)

                                  Daryl Roberts
                        Director of Investment Operations
              Public Employees' Retirement Association of Colorado
                                1300 Logan Street
                             Denver, Colorado 80203

                                (303) 832-9550
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 14, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                         (Continued on following pages)

                             (Page 1 of 7 Pages)
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CUSIP NO. 399613-10-8                 13D                     Page 2 of 7 Pages
================================================================================
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Public Employees' Retirement Association of Colorado
      IRS #84-6000-472
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|
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3     SEC USE ONLY
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4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO
      ITEM 2(d) or 2(e)                                                      |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      COLORADO
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                    7      SOLE VOTING POWER

    NUMBER OF              282,829
      SHARES       -------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
       EACH                0
    REPORTING      -------------------------------------------------------------
   PERSON WITH      9      SOLE DISPOSITIVE POWER

                           282,829
                   -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      282,829
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      EP
================================================================================
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CUSIP NO. 399613-10-8                 13D                     Page 3 of 7 Pages

Item 1. Security and Issuer.

      This Schedule 13D relates to the common shares of beneficial interests, par value $0.01 per share ("Common Shares"), of Grove Real Estate Asset Trust (the "Issuer"). The principal executive offices of the Issuer are located at 598 Asylum Avenue, Hartford, Connecticut 06105.

Item 2. Identity and Background.

      This statement is being filed by Public Employees' Retirement Association of Colorado, an instrumentality of the State of Colorado ("PERA"). PERA is a public employee benefit plan. PERA maintains its office at 1300 Logan Street, Denver, Colorado 80203.

      During the last five years, PERA has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The funds used to acquire the Common Shares were obtained from PERA's working capital. The amount of the consideration for the acquisition is set forth in Item 5.

Item 4. Purpose of Transaction.

      PERA acquired the Common Shares described at Item 6 below for investment purposes. PERA intends to continue to consider various alternative courses of action and will in the future take such actions with respect to its equity ownership in the Issuer as PERA deems appropriate in light of the circumstances existing from time to time. Such actions may include making recommendations to management concerning various business strategies, acquisitions, dividend policies and other matters, pursuing a transaction or transactions involving a change in control of the Issuer or such other actions as it may deem appropriate. Such actions also may involve the purchase of additional Common Shares pursuant to certain preemptive rights described in Item 6 below or otherwise or, alternatively, may involve the sale of all or a portion of the Common Shares beneficially owned by PERA in the open market or in privately negotiated transactions to one or more purchasers.

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CUSIP NO. 399613-10-8                 13D                     Page 4 of7 Pages

Item 5. Interest in Securities of the Issuer.

      (a)-(b) Incorporated by reference to Items (7)-(11) and (13) of the cover page. Information regarding the percentage of Common Shares is based on 3,953,463 Common Shares outstanding as of March 14, 1997, which number was provided by the Issuer.

      (c) Pursuant to the Securities Purchase Agreement, dated February 20, 1997 (the "Securities Purchase Agreement"), a copy of which is attached hereto as
Exhibit 7.1, Morgan Stanley Group Inc. ("MSGI") acquired 494,949 Common Shares for its benefit and 282,829 Common Shares for the benefit of PERA. The shares were acquired at $9.00 per Common Share, resulting in an aggregate purchase price of $2,545,461 for the shares acquired by PERA. The transaction described herein took place in New York, New York on March 14, 1997.

      PERA exercises sole voting and dispositive power with respect to all such shares of Common Shares that it acquired. PERA does not exercise either voting or dispositive power with respect to the shares acquired by MSGI.

      Except as disclosed herein, PERA has not effected any transactions in Common Shares during the preceding 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      Under the Securities Purchase Agreement, MSGI and PERA have also been granted certain preemptive rights to acquire that portion of Common Shares (or other securities exchangeable or convertible into Common Shares or rights or warrants to acquire Common Shares) that are offered by the Issuer for cash that will permit MSGI and PERA to acquire sufficient Common Shares that they will own in the aggregate up to 20% of the outstanding shares of Common Shares (or up to 25% if the offering of

CUSIP NO. 399613-10-8                 13D                     Page 5 of 7 Pages

Common Shares is for less than $9.00 per share or if the exercise, conversion or exchange price is less than $9.00 per share).

      Pursuant to a Registration Rights Agreement, dated March 14, 1997, by and among the Issuer, MSGI, PERA and the other stockholders identified therein, the Issuer is required to effect a shelf registration, subject to certain conditions, of the Common Shares of the Issuer held by PERA promptly after September 14, 1997. Moreover, subject to certain conditions, the Common Shares held by PERA may be included in the registration of the Issuer's Common Shares when the Issuer proposes to register its Common Shares or the shares of other holders of Common Shares.

      However, there exist no contracts, arrangements, understandings or relations (legal or otherwise) between PERA and other persons with respect to finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies; provided that PERA is currently negotiating an investment management agreement with an affiliate of MSGI pursuant to which that affiliate of MSGI would be granted a proxy to vote PERA's Common Shares. However, there can be no assurance that such agreement will be entered into by PERA and such affiliate of MSGI.

Item 7. Material to be Filed as Exhibits.

        Exhibit 7.1 Securities Purchase Agreement between the Issuer and Morgan Stanley Group Inc.
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CUSIP NO. 399613-10-8                 13D                     Page 6 of 7 Pages

                                   SIGNATURES

      After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 24, 1997         PUBLIC EMPLOYEES' RETIREMENT
                              ASSOCIATION OF COLORADO


                              By:   /s/ Norman G. Benedict
                                    ----------------------
                              Name:  Norman G. Benedict
                              Title: Deputy Executive Director
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CUSIP NO. 399613-10-8                 13D                     Page 7 of 7 Pages

                                  EXHIBIT INDEX

    EXHIBIT NO.      DESCRIPTION
    -----------      -----------
        7.1          Securities Purchase Agreement, dated as of February 20,
                     1997, between the Issuer and Morgan Stanley Group Inc.